Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                         AT&T intends to distribute the
                             following information:





To be aired
Weds. June 12, 2002

                                :60 Audix Message
                          Remember to Vote Your Shares


Good Morning...AT&T's Annual Meeting takes place on Wednesday, July tenth. So, if you're an AT&T shareholder, remember to vote your shares before the annual meeting. As you may be aware, AT&T is one of the most widely held stocks in the world with nearly three point seven million shareowners holding three point five billion shares.

In particular, the AT&T Board of Directors encourages you to approve the Merger Agreement and the AT&T Comcast Charter. Both proposals must be approved for the AT&T Comcast merger to move forward. Additionally, the Board encourages employees to approve the Reverse Stock Split and the Consumer Services Tracking Stock.

If you haven't already voted, please take a moment to vote your shares and approve the Merger Agreement, the AT&T Comcast Charter, the Reverse Stock Split and the Consumer Services Tracking Stock. All votes must be cast before the annual meeting, and you can refer to the AT&T InfoCenter for instructions on voting on the Internet or by telephone.

                                       ###
--------------------------------------------------------------------------------

To air
Monday, July 8, 2002
                                :60 Audix Message
                          Remember to Vote Your Shares


Good Morning...AT&T's Annual Meeting takes place this Wednesday, July tenth. So, if you're an AT&T shareholder, remember to vote your shares before the annual meeting. As you may be aware, AT&T is one of the most widely held stocks in the world with nearly three point seven million shareowners holding three point five billion shares.

In particular, the AT&T Board of Directors encourages you to approve the Merger Agreement and the AT&T Comcast Charter. Both proposals must be approved for the AT&T Comcast merger to move forward. Additionally, the Board encourages employees to approve the Reverse Stock Split and the Consumer Services Tracking Stock.

If you haven't already voted, please take a moment to vote your shares and approve the Merger Agreement, the AT&T Comcast Charter, the Reverse Stock Split and the Consumer Services Tracking Stock. All votes must be cast before the annual meeting, and you can refer to the AT&T InfoCenter for instructions on voting on the Internet or by telephone.

                                       ###
--------------------------------------------------------------------------------
To be distributed
on June 7, 2002



                          Remember To VOTE Your Shares

                          The Annual Meeting Is July 10

                                     APPROVE

                o  The Merger                       o  The AT&T
                    Agreement*                         Comcast Charter*

                 * Both proposals must be approved for the AT&T
                         Comcast merger to move forward

                                     APPROVE

                o  The Reverse                      o  The Consumer
                   Stock Split                         Services Tracking
                                                       Stock

*Vote By Internet:
   http://att.proxyvoting.com/

*Or By Telephone:
 1 800 273-1174


* For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the proxy card. Employees may also cast their votes by mailing in their proxy card.



                                    [AT&T LOGO]


--------------------------------------------------------------------------------

                   Items to Appear in AT&T Today and AT&T ESAP

Weds. 6-12-02 - AT&T Today

OF INTEREST ***THE JULY 10th AT&T ANNUAL MEETING OF SHAREHOLDERS IS ONLY FOUR WEEKS AWAY - Employees who own shares through an employee plan or are registered directly with AT&T's transfer agent, EquiServe, may cast their votes electronically by telephone (1.800.273.1174) or Internet (http://att.proxyvoting.com/), or you may return the paper proxy card by mail. To reduce the expenses associated with printing and mailing AT&T's proxy materials, employee shareholders are encouraged to vote their shares electronically which will vote their shares in the same manner as if they completed, signed, dated, and returned the paper proxy card by mail. For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the proxy card. To make sure your vote is counted, please be aware that both the telephone and Internet voting facilities will close at noon on Wednesday July
10. If you vote by telephone or Internet, it is not necessary to return your proxy card. However, if you elect to vote your shares by mail, you should also be aware that all proxy cards must be postmarked by Wednesday July 10. For the latest information on the AT&T annual meeting, annual report, and proxy statement/prospectus, visit the AT&T InfoCenter at http://infocenter.att.com. Your vote is important and employees are encouraged to vote their shares.



Weds. 6-19-02 AT&T Today and Tuesday June 18 ESAP

EXTRA *** THE ANNUAL MEETING OF SHAREHOLDERS COUNTDOWN - Employees who own shares through an employee plan or are registered directly with AT&T's transfer agent, EquiServe, may cast their votes electronically by telephone (1.800.273.1174) or Internet (http://att.proxyvoting.com/), or you may return the paper proxy card by mail. To reduce the expenses associated with printing and mailing AT&T's proxy materials, employee shareholders are encouraged to vote their shares electronically which will vote their shares in the same manner as if they completed, signed, dated, and returned the paper proxy card by mail. For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the proxy card. To make sure your vote is counted, please be aware that both the telephone and Internet voting facilities will close at noon on Wednesday July
10. If you vote by telephone or Internet, it is not necessary to return your proxy card. However, if you elect to vote your shares by mail, you should also be aware that all proxy cards must be postmarked by Wednesday July 10. For the latest information on the AT&T annual meeting, annual report, and proxy statement/prospectus, visit the AT&T InfoCenter at http://infocenter.att.com. Your vote is important and employees are encouraged to vote their shares.


Weds. 6-26-02 AT&T Today

EXTRA *** THE ANNUAL MEETING OF SHAREHOLDERS IS ONLY TWO WEEKS AWAY - The July 10th AT&T annual meeting is only two weeks away. Employees who own shares through an employee plan or are registered directly with AT&T's transfer agent, EquiServe, may cast their votes electronically by telephone (1.800.273.1174) or Internet (http://att.proxyvoting.com/), or you may return the paper proxy card by mail. To reduce the expenses associated with printing and mailing AT&T's proxy materials, employee shareholders are encouraged to vote their shares electronically which will vote their shares in the same manner as if they completed, signed, dated, and returned the paper proxy card by mail. For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the proxy card. To make sure your vote is counted, please be aware that both the telephone and Internet voting facilities will close at noon on Wednesday July
10. If you vote by telephone or Internet, it is not necessary to return your proxy card. However, if you elect to vote your shares by mail, you should also be aware that all proxy cards must be postmarked by Wednesday July 10. For the latest information on the AT&T annual meeting, annual report, and proxy statement/prospectus, visit the AT&T InfoCenter at http://infocenter.att.com. Your vote is important and employees are encouraged to vote their shares.


Tuesday, 7-2-02 ESAP

EXTRA *** THE ANNUAL MEETING OF SHAREHOLDERS IS ONLY ONE WEEK AWAY - The July 10th AT&T annual meeting is only one week away. Employees who own shares through an employee plan or are registered directly with AT&T's transfer agent, EquiServe, may cast their votes electronically by telephone (1.800.273.1174) or Internet (http://att.proxyvoting.com/), or you may return the paper proxy card by mail. To reduce the expenses associated with printing and mailing AT&T's proxy materials, employee shareholders are encouraged to vote their shares electronically which will vote their shares in the same manner as if they completed, signed, dated, and returned the paper proxy card by mail. For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the proxy card. To make sure your vote is counted, please be aware that both the telephone and Internet voting facilities will close at noon on Wednesday July
10. If you vote by telephone or Internet, it is not necessary to return your proxy card. However, if you elect to vote your shares by mail, you should also be aware that all proxy cards must be postmarked by Wednesday July 10. For the latest information on the AT&T annual meeting, annual report, and proxy statement/prospectus, visit the AT&T InfoCenter at http://infocenter.att.com. Your vote is important and employees are encouraged to vote their shares.


Tuesday, 7-9-02 AT&T Today

EXTRA *** THE ANNUAL MEETING OF SHAREHOLDERS IS TOMORROW - Employees who own shares through an employee plan or are registered directly with AT&T's transfer agent, EquiServe, may cast their votes electronically by telephone (1.800.273.1174) or Internet (http://att.proxyvoting.com/), or you may return the paper proxy card by mail. To reduce the expenses associated with printing and mailing AT&T's proxy materials, employee shareholders are encouraged to vote their shares electronically which will vote their shares in the same manner as if they completed, signed, dated, and returned the paper proxy card by mail. For telephone or Internet voting, you will need to enter your individual 9-digit Control Number located above your name and address in the lower left section of the proxy card. To make sure your vote is counted, please be aware that both the telephone and Internet voting facilities will close at noon on Wednesday July
10. If you vote by telephone or Internet, it is not necessary to return your proxy card. However, if you elect to vote your shares by mail, you should also be aware that all proxy cards must be postmarked by Wednesday July 10. For the latest information on the AT&T annual meeting, annual report, and proxy statement/prospectus, visit the AT&T InfoCenter at http://infocenter.att.com. Your vote is important and employees are encouraged to vote their shares.